Exhibit 99.1

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

BROOKFIELD FINANCE INC.
US$1,000,000,000 4.850% NOTES DUE 2029

FINAL TERM SHEET
January 24, 2019

Issuer:	Brookfield Finance Inc.

Guarantor:	Brookfield Asset Management Inc.

Guarantee:	The notes will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Asset Management Inc.

Guarantor’s Ticker:	BAMACN

Security:	4.850% Senior Unsecured Notes due March 29, 2029

Format:	SEC registered

Size:	US$1,000,000,000

Trade Date:	January 24, 2019

Settlement Date*:	January 29, 2019 (T+3)

Maturity Date:	March 29, 2029

Coupon:	4.850%

Interest Payment Dates:	March 29 and September 29, commencing September 29, 2019 (long first coupon)

Price to Public:	99.821%

Benchmark Treasury:

[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of National Instrument 44-102 — Shelf Distributions (“NI 44-102”)]

Benchmark Treasury Price & Yield:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102]

Spread to Benchmark Treasury:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102]

Yield:	4.871%

Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000

Covenants:	Change of control (put @ 101%)

Negative pledge

Consolidation, merger, amalgamation and sale of substantial assets

Redemption Provisions:

Make-Whole Call:	Prior to December 29, 2028, treasury rate plus 35 bps

Par Call:	At any time on or after December 29, 2028, at 100% of the principal amount of the notes to be redeemed

Use of Proceeds:	General corporate purposes

CUSIP/ISIN:	11271LAD4 / US11271LAD47

Citigroup Global Markets Inc.
Joint Book-Runners(1):	HSBC Securities (USA) Inc.
SMBC Nikko Securities America, Inc.

Co-Managers:	Banco Bradesco BBI S.A.
BNP Paribas Securities Corp.
Itau BBA USA Securities, Inc.
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
Natixis Securities Americas LLC
Santander Investment Securities Inc.
SG Americas Securities, LLC

(1)         This offering will be made in Canada by Citigroup Global Markets Canada Inc., a broker-dealer affiliate of Citigroup Global Markets Inc. and by HSBC Securities (Canada) Inc., a broker-dealer affiliate of HSBC Securities (USA) Inc.

*Note: Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the delivery date should consult their own advisor.

The Notes will be issued as a separate series of debt securities under a fourth supplemental indenture to be dated as of the date of the issuance of the Notes (the “Fourth Supplemental Indenture”) to the base indenture dated as of June 2, 2016 (the “Base Indenture”) (together with the Fourth Supplemental Indenture, the “Indenture”), between Brookfield Finance Inc., Brookfield Asset Management Inc., as guarantor, and Computershare Trust Company of Canada, as trustee. The foregoing is a summary of certain of the material attributes and characteristics of the Notes, which does not purport to be complete and is qualified in its entirety by reference to the Indenture.